American International Group, Inc.
May 14, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Jeffrey P. Riedler

Re:	American International Group, Inc.
Registration Statement on Form S-4
Filed March 18, 2009
Amendment No. 1
Filed May 1, 2009
and Documents Incorporated by Reference
File No. 333-158098

Registration Statement on Form S-4
Filed March 17, 2009
Amendment No. 1
Filed May 1, 2009
and Documents Incorporated by Reference
File No. 333-158019
Dear Mr. Riedler:
     On behalf of American International Group, Inc. (“AIG”), I have been authorized by AIG to request that you take appropriate action to cause each of the above-captioned Registration Statements (each, the “Registration Statement”) to become effective on May 15, 2009 at 9:00 a.m. or as soon thereafter as practicable.

Securities and Exchange Commission	-2-
     AIG represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement or relieve AIG of its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and AIG will not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     Please direct any questions or comments regarding this filing to the undersigned at (212) 770-5123.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon

cc:	Robert W. Reeder III Ann Bailen Fisher (Sullivan & Cromwell LLP)